FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 28, 2003

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista First Quarter Financial Results for the period ending September 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: October 28, 2003	By:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer

2

FOR IMMEDIATE RELEASE	Contact:	Karena Tay Investor Relations Manager +33 (0)1 64 86 79 00 ktay@infovista.com - or -
Presentation materials are also available on our website: www.infovista.com		Noah Schwartz Taylor Rafferty (London) +44 (0)20 7936 0400 infovista@taylor-rafferty.co.uk - or - Delia Cannan Taylor Rafferty (New York) (212)889-4350 infovista@taylor-rafferty.com

INFOVISTA ANNOUNCES Q1 FY2003/2004 FINANCIAL RESULTS

Paris, France and Herndon, Virginia – October 28, 2003 – InfoVista (NASDAQ:  IVTA – Nouveau Marché: 7667), a leading provider of intelligent performance management software solutions, today announced its financial results for the first quarter ended September 30, 2003. Total revenues for the first quarter were €5.9 million, or €6.3 million on a constant year-on-year exchange rate basis, roughly in line with the Company’s estimate. InfoVista’s adjusted net loss for the first quarter significantly improved to the Company’s estimate of €1.5 million, or €0.09 per share.

Commenting on the quarter, Alain Tingaud, Chairman and CEO of InfoVista, said: “We have now fully implemented our rationalization and streamlining plan, which involved organizational changes and the restructuring of operations and office space. For the past few quarters, we have been diligent in our focus to reduce our operating costs, and the progress we’ve achieved this quarter in our adjusted net result is evidence that our strategy is paying off.”

Financial Highlights

•                                          Adjusted net loss was €1.5 million, adjusted net loss per share was €0.09

•                                          Net loss was €4.7 million, net loss per share was €0.26

•                                          Gross margin was 71%

•                                          DSO stood at 78 days

•                                          Cash and marketable securities were €41.0 million, or €2.27 per outstanding share

•                                          As of September 30, 2003, the Company’s balance sheet was completely debt-free

•                                          As of September 30, 2003, the Company had a total of 18,040,628 shares outstanding

Significant Decline in Operating Expenses

In the first quarter ended September 30, 2003, InfoVista’s total operating expenses, excluding restructuring charges and intangible amortization, declined by 22% from the same period last year to €5.8 million. During the quarter, the Company recorded a total of €2.9 million restructuring charges and related fixed assets impairment charges. €2.1 million of these charges resulted from optimization of the Company’s office space. InfoVista is in the midst of transferring the majority of its American and German offices into more cost-efficient locations. It has consolidated its Washington area offices into one space within the “Telco Valley” based in Herndon. The Company will continue to maintain a strong presence in all of the countries in which it currently has operations.

In line with previous announcements, InfoVista completed significant organizational changes, incurring €0.8 million in employment termination costs. As part of these changes, Didier Lesteven, Executive Vice-President of Worldwide Sales has departed the Company. InfoVista also continued its skill enhancement program by recruiting experienced employees for its Sales and Marketing organization, as well as technical experts for the Research and Development team. The combination of termination and recruitment yielded an overall reduction in the Company’s total workforce, which ended the quarter September 30, 2003 at 186 employees.

Operational Highlights

•                                          Europe, Americas and Asia represented 48%, 38% and 14% of first quarter total revenues, respectively

•                                          Revenues from the Service Provider market contributed 65% of total revenues for the quarter, while the remaining 35% was from the Enterprise market

•                                          Revenues from Software Licenses and Services contributed 44% and 56% to total revenues, respectively

•                                          During the first quarter, direct channels revenues contributed 65% and indirect channels contributed 35%

New Customer Wins and Repeat Orders Paving the Way for Revenue Growth

Despite significant organizational changes in Europe and the traditional seasonality effect that occurs during the summer periods, the Company’s European revenues saw a 3% sequential growth. It also won new customers such as Catch Communications, a new Norwegian communications provider and Panalpina, a leading intercontinental transportation provider.

InfoVista Americas performance was in line with the Company’s estimate after normalization of the exchange rate, as the Company had anticipated a drop this quarter due to the relatively higher revenues from the fourth quarter of the previous fiscal year and the challenges faced in the finalization of its substantial restructuring. The Americas gained new customers such as Healthnet and Ercot, and also continued to gain repeat business from its loyal US customer base.

InfoVista Asian revenues continue to grow robustly, with wins from customers such as United Information Highway Co., Ltd. (UIH) / Ucom, a Thai provider of nationwide high-speed data communications services.  The Company also gained a repeat order from Malaysian incumbent Telekom Malaysia.

Market Outlook

“We continue to deploy and believe in the efficiency and strength of our strategic Renaissance Plan. Our five targeted objectives of optimizing costs; reorganizing our sales strategy; enhancing our core products; improving our indirect strategy; and finally, expanding our Enterprise sector revenues by launching superior technologies, provide us with the optimal path to achieve our financial and operational objectives. The development and deployment of leading-edge enterprise technology is on track, and as previously announced, our new offerings will be ready for the beginning of the next calendar year. Based on this accomplishment, I am confident in forecasting sequential growth for second quarter of this fiscal year,” concluded Tingaud.

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing + 44 (0)20 7019 9504 in the UK/Europe, or +1 718 354 1152 in North America.

A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0)20 7784 1024, North America: +1 718 354 1112, Passcode: 329906#.

About InfoVista

InfoVista helps organizations maximize the business value of their IT services. We extract, organize, and present information that enables decision makers at every level to continuously align IT services with business priorities. Our fully personalized and interactive portal provides visibility into real-time and historical information essential to optimize the service experience for end-users. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, have selected InfoVista to maximize the value of their Information Technology infrastructure. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Télécom, Wachovia Bank, Banques Populaires, Banque de France, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (InfoVista 7667). InfoVista was recently ranked number one in the Deloitte & Touche Technology Fast 50 Program in France, and received a special award from Euronext as the number one ranked public company. For more information about the company, please visit www.infovista.com

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies.  For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse.  Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

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INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Three months ended
	September 30, 2003	September 30, 2002
	(unaudited)	(unaudited)

Revenues
License revenues	€2,574	€3,565
Service revenues	3,284	2,941
Total revenues	5,858	6,506

Cost of revenues
Costs of licenses	190	339
Costs of services	1,538	1,574
Total cost of revenues	1,728	1,913

Gross profit	4,130	4,593

Operating expenses
Sales and marketing expenses	3,354	4,270
Research and development expenses	1,417	1,779
General and administrative expenses	1,064	1,399

Stock compensation expense	—	17
Restructuring costs	2,496	803
Amortization of intangibles assets	95	95

Total operating expenses	8,426	8,363

Operating loss	(4,296)	(3,770)

Other income (expense):
Interest income	183	382
Loss on disposal and impairment of fixed assets	(490)	(72)
Net foreign currency transaction losses	(97)	(11)

Loss before income taxes and minority interests	(4,700)	(3,471)

Income tax expense	(22)	(6)
Net loss	€(4,722)	€(3,477)

Adjusted net loss	€(1,544)	€(2,479)

Basic and diluted net loss per share	€(0.26)	€(0.18)
Adjusted basic and diluted net loss per share	€(0.09)	€(0.13)

Basic and diluted weighted average shares outstanding	18,038,859	19,730,102

INFOVISTA

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

The Company provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of America (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	Three months ended September 30,
	2003	2002
	(unaudited)	(unaudited)

Net loss	€(4,722)	€(3,477)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	—	17
Restructuring costs	2,496	803
Amortization of intangibles assets	95	95
Loss on disposal and impairment of fixed assets	490	72
Net foreign currency transaction losses	97	11

Adjusted net loss	€(1,544)	€(2,479)

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	September 30, 2003	June 30, 2003
	(unaudited)
ASSETS

Cash and cash equivalents	€35,201	€37,900
Marketable equitable securities	5,835	5,850
Trade receivables, net of allowance of € 457 and € 460, respectively	5,069	5,259
Prepaid expenses and other current assets	1,517	2,616
Total current assets	47,622	51,625

Fixed assets, net	2,808	3,549
Licensed technology and advances, net	1,026	1,086
Investment in affiliate	1,027	937
Deposits and other assets	1,123	1,236
Total non current assets	5,984	6,808

Total assets	€53,606	€58,433

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,767	€3,347
Accrued salaries and commissions	1,573	1,772
Accrued social security and other payroll taxes	928	680
Deferred revenue	3,529	4,294
Accrued restructuring charges	1,395	62
Other current liabilities	962	1,789
Total current liabilities	11,154	11,944

Accrued restructuring charges	654	—
Other long term liabilities	48	71
Total non-current liabilities	702	71

Stockholders’ equity:
Common stock	10,155	10,153
Capital in excess of par value of stock	84,719	84,716
Accumulated deficit	(50,831)	(46,109)
Unrealized losses on available for sale securities	(165)	(150)
Cumulative translation adjustment	(1,074)	(1,138)
Less common stock in treasury	(1,054)	(1,054)
Total stockholders’ equity	41,750	46,418

Total liabilities and stockholders’ equity	€53,606	€58,433